October  9, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Craig Olinger, Office of the Chief Accountant

RE:	SkyTerra Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007

Form 10-Q for the quarter ended March 31, 2007
File No. 0-13865

Dear Mr. Olinger:

In response to your request, this letter further describes and expands upon the facts concerning the timing of the Motient Dividend discussed on our September 27, 2007 conference call, as understood by SkyTerra Communications, Inc. (the “Company”) contemporaneous with its determination that Mobile Satellite Ventures LP (“MSV”) was the accounting acquirer of the Company in the MSV Exchange Transaction.  In its analysis at the time, the Company considered all possibilities with respect to the timing of the Motient Dividend.  For the reasons articulated below and in prior letters to the Commission, in all of the various scenarios the Company believed the Motient Dividend would be effectuated.  The only variable was the timing of this Motient Dividend.

At the time of the Company’s determination of the accounting acquirer, the facts as they were known to the Company made it clear, in the Company’s judgment, that Motient would likely effectuate the Motient Dividend in a relatively short time-frame following the closing of the MSV Exchange Transaction.  The sole impediment was a dispute (“Series A Preferred Dispute”)1 between Motient and its Series A Convertible Preferred Stock (“Series A Preferred”) stockholder and timely resolution of this matter appeared to be important to all parties involved.

Contemporaneous with its accounting conclusion, the Company knew of significant factors that, in its judgment at the time, indicated the Motient Dividend would occur in a timely manner.  These included:
1.	Resolution of the Series A Preferred Dispute to the benefit of either party to the dispute would eliminate the sole impediment to the Motient Dividend.
2.	Direct communications with Motient regarding the status of the Series A Preferred Dispute.
3.	Significant inherent business considerations that aligned the parties in the dispute.
4.	Information communicated in public filings of Motient.
5.	Legally enforceable contract language requiring the Motient dividend to be effectuated “promptly”.

Craig Olinger
October 9, 2007

The Company considered facts from multiple credible sources, all of which indicated that resolution to the dispute was actively being pursued and resolution was in the best interest of all participating parties.  All of these factors supported the Company’s judgment that resolution would likely be timely.

1. Resolution of the Series A Preferred Dispute to the benefit of either party to the dispute would eliminate the sole impediment to the Motient Dividend

The resolution of the dispute, in favor of either party to the dispute, would allow the Motient Dividend to occur.  To the extent it was determined the Series A Preferred was validly issued, a registration statement would be filed for common stock underlying the Series A Preferred, allowing the  Motient Dividend to proceed in accordance with the terms of the agreement with the Company.  To the extent the Series A Preferred was determined to not be validly issued, the Series A Preferred restriction on the payment of dividends would not be in effect, allowing the Motient Dividend to occur in accordance with the terms of the agreement with the Company.

2. Direct Communications with Motient

The Company communicated directly with Motient contemporaneous with the Company’s determination that MSV was the accounting acquirer.  Motient informed the Company that, in its judgment, the Series A Preferred litigation was without merit and that it would prevail in this litigation.  Motient also repeatedly informed the Company they were in settlement discussions with the Series A Preferred stockholder and were actively seeking resolution to the matter through that channel.  The Company believed there was potential for resolution of the matter through settlement as a result of pressure from the court.  At that time, trial was scheduled for March 2007.

3. Inherent Business Considerations

On April 11, 2005, Motient publicly committed to construct and launch a new satellite.  The construction and launch of this future satellite required Motient to raise significant amounts of additional capital.  The Company believed Motient would be forced to rapidly resolve the Series A Preferred dispute in order to clarify its capital structure ahead of a planned financing late in the fall of 2006.

With an active Series A Preferred dispute, the Company believed that Motient could not effectively approach the capital markets for investment.  If the Series A Preferred stockholder were to prevail in the dispute, Motient would require a minimum of $90 million to rescind that offering.  This unresolved business matter created a barrier to capital infusion, would likely impair investment pricing, or both.

It is also important to note that the Series A Preferred stockholder owned common stock of Motient in addition to its Series A Preferred investment.  The Company believed that the investment in the Series A Preferred, combined with the common stock investment, would cause the Series A Preferred stockholder to rapidly resolve his differences with Motient, so as to preserve its capital

Craig Olinger
October 9, 2007

investment.  One of the greatest beneficiaries of the Motient Dividend (through its common stock ownership) would be the Series A Preferred stockholder.  In the Company’s opinion, the interests of Motient and the Series A Preferred stockholder were aligned in this regard.

At that time, the Company also understood that Motient’s other shareholders desired resolution of the matter to clarify the capital structure and pave the way for current and future investment.  The Company understood that these investors were putting pressure on Motient management and the Series A Preferred stockholder to resolve the dispute.

In addition, Motient holding a significant amount of non-voting stock in SkyTerra that was both illiquid and non-voting created other business issues that needed timely resolution.  Motient’s investment in SkyTerra could not be converted to cash, could not be sold, could not be used as collateral, or otherwise be effectively securitized under a funding or investment arrangement.  All parties involved had a clear interest in maximizing the value of the shares of common stock of the Company held by Motient, and to accomplish that, a timely Motient Dividend was required.  In particular, Motient had no incentive, in the Company’s opinion and for the reasons mentioned above, to purposely delay the Motient Dividend.

4. Motient Public Filings

Motient’s  public filings reinforced key aspects of the Company’s understanding of the Series A Preferred Dispute and its expectation with respect to its resolution.  First, Motient had the clear intention to effectuate the Motient Dividend.  From Motient S-3, dated July 26, 2006 p. 15-16; and Motient S-3 dated August 8, 2006 p. 19:

“Upon the closing of the MSV ownership consolidation transactions, we intend to distribute 25.5 million of the shares of common stock of SkyTerra we receive in these transactions as a dividend to the holders of our common stock.”

Second, Motient indicated it believed the actions of the Series A Preferred holder were without merit.  From Motient 10-K, dated March 30, 2006 p. 26.

“On August 16, 2005, Highland Equity Focus Fund, L.P., Highland Crusader Offshore
Partners, L.P., Highland Capital Management Services, Inc., and Highland Capital Management, L.P., affiliates of James Dondero, a former director of Motient, filed a lawsuit in Dallas County, Texas against Motient challenging the validity of the Series A Preferred on the basis of the confusion regarding the voting rights of the Series A Preferred and seeking rescission of their purchase of the shares of Series A Preferred that they purchased from Motient in the private placement in April 2005. These entities acquired 90,000 shares of Series A Preferred for a purchase price of $90 million in that private placement.

Motient believes that this claim is without merit and intends to vigorously defend this lawsuit.”

Craig Olinger
October 9, 2007

Third, Motient indicated that resolution of the Series A Preferred Dispute to the benefit of either party to the dispute would eliminate the sole impediment to the Motient Dividend.  Motient also indicated that it was working to resolve the dispute.  From Motient S-3, dated July 26, 2006 p. 15-16; and Motient S-3 dated August 8, 2006 p. 19.

“[T]he terms of our outstanding Series A Preferred Stock prohibit the payment of dividends on our common stock unless the resale of the shares of common stock into which this preferred stock is convertible is registered under an effective registration statement. As a result of a dispute with the holder of this preferred stock regarding its validity, we are currently unable to effect (sic) the registration of the resale of the shares of common stock underlying this preferred stock.

We are working to resolve this dispute so that we can either register the resale of the underlying shares of common stock or determine that the preferred stock is not valid, in which case the restriction on the payment of dividends will be of no effect. Until this dispute is resolved, we will not be able to declare or pay the proposed dividend of the shares of SkyTerra common stock.”

The public disclosures were clear evidence that Motient had the intent to effectuate the Motient Dividend, Motient believed the Series A Preferred claim was without merit, and Motient was actively pursuing resolution of the dispute.  These factors supported the Company’s judgment that the Motient Dividend would be effectuated in a timely manner.

5. Contractual Commitment

To ensure the Motient Dividend would be effectuated, specific contractual terms were included in the binding arrangement. Specifically, Section 4.8 of the agreement between the parties expressly provides that:

“Motient shall use its commercially reasonable efforts to take all steps necessary to pay the dividend of the SkyTerra Shares to the Motient Common Stockholders promptly following the Initial Closing”

Under the arrangement, Motient is required to make the Motient Dividend, under a specific standard of care, and on a timeframe delineated as “promptly”.  The Company could litigate to enforce this standard of care and timeframe if the Company believed that Motient was not adhering to the requirements outlined under this term.  The Company will give serious consideration to action within its rights to ensure the Motient Dividend does occur.

Conclusion

Contemporaneous with the MSV Exchange Transaction, the Company knew of significant factors that, in its judgment at the time, indicated the Motient Dividend would occur in a timely manner.  These included:

Craig Olinger
October 9, 2007

1.	Resolution of the Series A Preferred Dispute to the benefit of either party to the dispute would eliminate the sole hurdle to the Motient Dividend.
2.	Direct communications with Motient regarding the status of the Series A Preferred Dispute.
3.	Significant inherent business considerations that aligned the parties in the dispute.
4.	Information communicated in public filings of Motient.
5.	Legally enforceable contract language requiring the Motient dividend to be effectuated “promptly”.

The Company believed the business considerations underpinning this dispute were sufficiently compelling that each of Motient and the Series A Preferred stockholder would desire to resolve the issue to effectuate the Motient Dividend in a timely fashion, even if Motient were not contractually obligated to do so.  All the facts known at the time supported the Company’s judgment that the Motient Dividend would occur within a reasonable time period following closing of the MSV Exchange Transaction.

The Company continues to believe that it has considered all of the relevant accounting guidance and exercised appropriate judgment based upon the facts that existed at the time of its analysis in making its determination that MSV was the accounting acquirer.  While acknowledging the relatively complex set of facts and significant judgment required at the time of the transaction, the Company feels strongly that it has properly assessed all of the salient factors and that its conclusion reflects the appropriate application of the requirements of generally accepted accounting principles.  The fact that, in contrast to the judgments surrounding the fact patterns in place at the time of the accounting determination, the Motient Dividend was not effectuated in a timely manner should not be considered in hindsight to assess the accounting judgment made contemporaneous with the transaction, particularly given that the ultimate timing of the Motient Dividend was neither the sole, nor the primary factor leading to the Company’s accounting conclusion that MSV was the accounting acquirer.

The Company would be pleased to discuss this matter further or continue with additional written correspondence, and looks forward to understanding any further thoughts about this topic.

Please contact the undersigned at (703) 390-2727 should you have any questions.

Very truly yours,
Scott Macleod, Executive Vice President and CFO

cc:	Sondra Stokes (SEC Staff)

Craig Olinger
October 9, 2007

Ivette Leon (SEC Staff)
Paul Monsour (SEC Staff)
Robert Lewis (SkyTerra Communications, Inc)
Greg Fernicola (Skadden Arps Slate Meagher & Flom LLP)
Greg Kuykendall (Ernst & Young, LLP)

Craig Olinger
October 9, 2007

______________________
i The impediment to Motient effectuating the Motient Dividend was (and is currently) a dispute regarding the validity of Motient’s Series A Convertible Preferred Stock.  The Motient Series A Preferred agreements prohibit the payment of dividends on Motient common stock, unless the resale of the shares of common stock into which the Series A Preferred is convertible is registered under an effective registration statement.  Until the validity of the Series A Preferred is determined, Motient cannot obtain a legal opinion required to effectuate the registration of the resale of the shares of common stock underlying the Series A Preferred (or get a corresponding accountant’s consent for such a transaction).

The dispute over the validity of the Series A Preferred arose when Motient issued such securities in April 2005 in essentially non-voting form.  At that time, the Motient Certificate of Incorporation prohibited the issuance of non-voting stock.  According to Motient, the prohibition against non-voting shares was an error for reasons not relevant to this analysis. Motient subsequently made a filing in Delaware to correct this “error”.

In August 2005, a Motient Series A Preferred stockholder filed suit to rescind its purchase of the Series A Preferred alleging the limited voting rights of the Series A Preferred made the Series “non-voting stock”, that the correction was invalid and the shares of Series A Preferred were therefore void as the issuance was in violation of the Motient Certificate of Incorporation.